SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                Lenox Group Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    526262100
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 13, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 2 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,621,089
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,621,089
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,621,089
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 3 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    727,740
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                727,740
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            727,740
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 4 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    893,349
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                893,349
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            893,349
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 5 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE E. HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,621,089
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,621,089
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,621,089
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       526262100             SCHEDULE 13D         PAGE 6 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONRAD BRINGSJORD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,621,089
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,621,089
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,621,089
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 7 OF 9 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on February 12, 2007 by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), George E. Hall and Conrad Bringsjord (collectively, the "Reporting Persons"), with respect to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Lenox Group Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 dated February 16, 2007, Amendment No. 2 dated February 28, 2007 and Amendment No. 3 dated March 15, 2007, is hereby amended by this Amendment No. 4.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

        Funds for the purchase of the Shares reported herein were derived from available capital of CMSF and CSO. A total of approximately $11.66 million was paid to acquire such Shares.


ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

         On April 13, 2007, CGI and the Issuer entered into an agreement (the "April 13 Agreement") whereby both parties agreed that, subject to certain conditions: (i) Conrad Bringsjord will be appointed as director to the Issuer's board and nominated by the Issuer's board of directors as a candidate for election to the Issuer's board at the Issuer's 2007 Annual Meeting of Shareholders; (ii) CGI and its affiliates will limit their future acquisition of Shares; and (iii) CGI and its affiliates will not instigate, support or in any way participate in any proxy contest or otherwise engage in the solicitation of proxies in opposition to proposals or matters proposed, recommended or otherwise supported by the Issuer's board of directors. The foregoing description of the April 13 Agreement is a summary only and is qualified in its entirety by reference to the April 13 Agreement, which attached hereto as Exhibit C.

         A copy of the related press release issued on April 16, 2007, announcing the expansion of the Issuer's board and the appointment of Mr. Bringjord as a director, is attached hereto as Exhibit D and is incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) As of the close of business on April 16, 2007, the Reporting Persons beneficially owned an aggregate of 1,621,089 Shares, constituting approximately 11.5% of the Shares outstanding.

         The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 14,073,672 Shares outstanding, which is the total number of Shares outstanding as of March 2, 2007 as reported in the Issuer's Annual Report on Form 10-K for the period ended December 30, 2006.

         (b) By virtue of investment management agreements with each of CMSF and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 727,740 Shares held by CMSF and the 893,349 Shares held by CSO. By virtue of his direct and indirect control of CGI, George
E. Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. By virtue of his position as managing director and senior portfolio manager of CGI, Conrad Bringsjord is also deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI, George E. Hall and Conrad Bringsjord are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,621,089 Shares.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Filing Agreement dated February 12, 2007 (previously filed) Exhibit B - Letter to the Issuer dated March 14, 2007 (previously filed) Exhibit C - Agreement dated as of April 13, 2007
Exhibit D - Press Release dated April 16, 2007

---------------------------                                 -------------------
CUSIP NO.      526262100             SCHEDULE 13D           PAGE 8 OF 9 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2007


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 /s/ George E. Hall
                                 ------------------------------
                                 George E. Hall


                                 /s/ Conrad Bringsjord
                                 ------------------------------
                                 Conrad Bringsjord

---------------------------                                 -------------------
CUSIP NO.      526262100             SCHEDULE 13D           PAGE 9 OF 9 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE THE MOST RECENT FILING
                                       ON
                                  SCHEDULE 13D

Clinton Multistrategy Master Fund, Ltd.

        Trade Date        Shares Purchased (Sold)        Price Per Share ($)
        ----------        -----------------------        -------------------
           3/15/07                  17,800                      5.17
           3/23/07                   9,500                      5.63
           3/23/07                  12,500                      5.63
           3/26/07                   2,155                      5.59


Clinton Special Opportunities Master Fund, Ltd.

        Trade Date        Shares Purchased (Sold)     Price Per Share ($)
        ----------        -----------------------     -------------------

           3/15/07                  17,801                      5.17
           3/23/07                   9,500                      5.63
           3/23/07                  12,500                      5.63
           3/26/07                   2,000                      5.59